EXHIBIT 99.2

Source Energy Corp.

3555 Santoro Way, Suite A

San Diego, CA 92130

February 11, 2010

Mr. Stephen Hosmer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108

Dear Mr. Hosmer:

In accordance with your request, I have estimated the proved reserves and future revenue, as of December 31, 2009, to the Royale Energy, Inc. (Royale) interest in certain oil and gas properties located in Grand County, Utah, as listed in the following tables. It is my understanding that the proved reserves estimated in this report constitute approximately 12 percent of all proved reserves owned by Royale. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards codification Topic 932, Extractive Activities-Oil and Gas. Definitions employed within are taken from Netherland, Swell & Associates and are attached.

As presented in the accompanying summary projections I estimate the net reserves and future net revenue to the Royale interest in these properties, as of December 31, 2009, to be:

Category	Net Reserves Gas (MCF)	Future Net Revenue ($)
		Total	Present Worth @ 10%

Proved Developed Non-Producing	577,730	1,209,800	948,100

Total Proved	577,730	1,209,800	948,100

Gas volumes shown above are expressed in thousands of cubic feet (MCF) at standard temperature and pressure basis.

The estimates shown in this report are for proved developed non-producing reserves. I did not include any proved undeveloped, probable or possible reserves that may exist for this property. Currently the properties evaluated in this report are shut-in. Therefore there are no proved developed producing reserves. This report does not include any value that could be attributed to interests in undeveloped acreage.  Reserves categorization conveys the relative degree of certainty; reserves sub categorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. As shown in the attached tables, for each reserves category this report includes a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by well.

Future gross revenue to the Royale interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

I have performed a field inspection and generally concluded the mechanical operation and condition of the wells should not be inconsistent with the attached forecast. I did not observe any environmental liability related to the properties and my estimates do not include any costs due to any such liability. Also my estimates do not include any salvage value for the leases and well equipment or the cost of abandoning the properties.

Gas prices used in this report were provided by Royale and are based on the 12-month unweighted arithmetic average of the first-day-of-the-month actual sales price for the period January through December 2009, or $2.92 per MMBTU. Prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Royale. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Royale’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers. The future capital costs are held constant to the date of expenditure.

I have made no investigation of potential gas volume and value imbalances resulting from over-delivery or under-delivery to the Royale interest.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and cost incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market condition, or changes in regulations.

For the purposes of this report, I used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. I used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that I considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definition and guidelines. A substantial portion of these reserves are for behind—pipe zones. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. In evaluating the information at my disposal concerning this report, I have excluded from consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, my conclusions necessarily represent only informed professional judgment.

I have not examined the titles to the properties, or confirmed the actual degree or type of interest owned. The data used in my estimates were obtained from Royale Energy, Inc. and public data sources and were accepted as accurate. I am an independent petroleum engineer and do not own an interest in these properties and I am not employed by Royale on a contingent basis.

Sincerely,

Source Energy Corp.

By:           /s/ James Frimodig
James Frimodig
President